March 28, 2008

VIA U.S. MAIL

Kim Ciccarelli
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, MA 02117

> Re:　John Hancock Life Insurance Company of New York
> 　　　Separate Account B
> 　　　Initial Registration Statement on Form N-6
> 　　　File Nos. 333-148992 and 811-8329

Dear Ms. Ciccarelli:

The staff has reviewed the above-referenced registration statement, which the Commission received on February 1, 2008. Based on your representation that the filing is substantially similar to File Nos. 811-8329 and 333-141693 (effective July 2, 2007), the registration statement received a selective review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the marked copy submitted to the staff on February 12, 2008.

1. General

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract.

2. Outside Cover Page

Please disclose the Registrant's Investment Company Act file number on the cover page underneath the filing's Securities Act of 1933 file number.

3. Cover Page, page 1

Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the Edgar class/series identifier associated with the contract.

4. Optional supplementary benefit riders, page 6

    You state that the availability of riders varies from state to state, but isn't the policy solely offered in New York? Please advise or revise.

5. Tax Risks, page 8

    Please revise the first sentence to make it clear that although life insurance death benefits may ordinarily not be subject to income tax, they may be subject to the other taxes listed in the last paragraph of the section.

6. Fee Tables, pages 8-16

    a. Certain numbers are bracketed in this section implying that the filing does not disclose the actual charges that will be imposed under the contract. The disclosure of the actual fees and charges is material information that must be included in a pre-effective amendment and can only be changed after the registration statement has become effective by the filing of a post-effective amendment under Rule 485A.

    b. Please note that we will need time to review the updated portfolio fee and expense information once you have filed it.

    c. Please reconcile the 5% fee shown for the Enhanced Cash Value Rider on pages 9 and 39 with the 2% amount shown in the rider.

    d. For charges that vary by policy owner characteristics, please show the maximum charge, minimum charge and charge for a representative insured only. If you would like to disclose additional information, you may do so immediately following the fee tables. See Instruction 3(b)(ii) to Item 3 of Form N-6.

    e. So as not to obscure the required information, for charges that vary by policy year, please just show the maximum charge in the fee table. Variations for subsequent years may be shown in a footnote to the table. See Instruction 1(f) to Item 3 of Form N-6.

7. Base Amount vs. Supplemental Face Amount, pages 29-30

    This section is difficult to follow. As the distinction between Base Amount coverage and Supplemental Face Amount coverage is crucial to understanding the polices, please add numeric examples illustrating each factor listed after "These factors include the following."

8. Description of charges at the policy level, page 39

    a. Although you discuss them elsewhere, please briefly identify the transfer and policy loan interest charges in this section. See Item 5(a) of Form N-6.

b. Please change "multiple" to "multiply" under Supplemental Face Amount Charge.

9. <u>Enhanced Yield Fixed Account Rider</u>, page 46 and Exhibit 99(d)(7)

Please provide more disclosure as to how you will determine interest credited on this account.

10. <u>Policy cancellation right</u>, page 48

Please disclose where you will hold premiums received during the free-look period and whether you will refund earnings, if any, on such premiums.

11. <u>Tax considerations</u>, pages 52-55

Supplementally confirm, if true, that the disclosure in this section is current.

12. <u>SAI and Part C</u>

In the future, please place the SAI before Part C of the registration statement.

13. <u>Part C</u>

Please provide the undertaking required by Rule 484 under the Securities Act of 1933 or explain why it is inappropriate.

14. <u>Financial Statements, Exhibits, and Other Information</u>

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

15. <u>Representations</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products